UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 11, 2017.

Commission file number: 001-34958

CHINA XINIYA FASHION LIMITED

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 18, 2016, we announced that the controlling shareholder of China Xiniya Fashion Limited (the “Company”), Qiming Investment Limited, a British Virgin Islands company (the “Seller”), controlled by the Company’s Chairman and Chief Executive Officer, Qiming Xu, entered into an agreement to sell a controlling interest in the Company (the “Share Purchase Agreement”) to Perfect Lead International Limited and Honest Plus Investments Limited, both British Virgin Islands companies (collectively the “Purchasers”), on July 17, 2016. The Share Purchase Agreement contemplates that upon closing (the “Closing”), the Seller will assign and transfer 114,996,929 ordinary shares of the Company (the “Shares”), or approximately 11.5% of the issued and outstanding Shares, to the Purchasers (calculated on the basis of 1,000,000,000 ordinary shares outstanding at Closing), in exchange for a purchase price of RMB86,426,660.72 (approximately US$12,937,155).

On December 11, 2017, we announced that in connection with the satisfaction of certain closing conditions of the Share Purchase Agreement, the Company entered into (1) a Share Transfer Agreement dated December 10, 2017, with Qiming Investment Limited pursuant to which the Company agreed to sell Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong, to Qiming Investment Limited in exchange for a purchase price of US$34,588,428.05 (approximately RMB228,000,000.00) (“Divestiture”) subject to the terms set forth therein, and (2) a Securities Purchase Agreement, dated December 10, 2017, with True Silver Limited and Honest Plus Investments Limited pursuant to which the Company agreed to acquire True Silver Limited, a British Virgin Islands company, for a purchase price of US$34,588,428.05 and the issuance of 772,283,308 newly issued ordinary shares of XNY (“Acquisition”), which through a variable interest entity (“VIE”) structure, operates and consolidates eighty percent (80%) of the financial results of Hubei Chutian Microfinance Co., Ltd., a Chinese company that engages in the lending of small loans to customers in China (“Chutian”). No new ADS will be issued in connection with the Acquisition. It is contemplated that the closing of the transactions contemplated by the Share Purchase Agreement, the Share Transfer Agreement, and the Securities Purchase Agreement (the “Transactions”) will occur concurrently, and that upon the closing of the Transactions, the Company will change from a textile and apparel clothing business to a microfinance lending business in Hubei Province, China, and the Company will discontinue its textile and apparel business.

The consummation of the Transactions is subject to customary conditions that are to be met or waived at or prior to the Closing. As such, there is no guarantee or assurance that the Transactions will be completed. In the event the Closing occurs, we intend to transition from the NYSE to the NYSE American. As such, the Company will be required to meet the original listing requirements of the NYSE American. As part of our proposed transition to the NYSE American and to satisfy the initial listing rules for minimum share price, we intend to change the ratio of our ADS to ordinary share from 1:16 to 1:48, to be effective upon the Closing.

In addition, in connection with the proposed Closing, our Board of Directors intends to increase the size of our Board of Directors from four (4) to nine (9) directors and appoint Ms. Wenting (Tina) Xiao and Messrs. Qizhi Wei, Duoguang Bei, Michael J. Viotto, and H. David Sherman to fill the vacancies created by the increase in board size, effective as of the date of the Closing. Effective on the Closing, Messrs. Qiming Xu, Kangkai Zeng, Alvin Ang, and Jianxin Chen intend to resign from their positions as our directors, and we intend to set the size of our Board of Directors to five (5) directors. In addition, effective on the Closing, Messrs. Qiming Xu, Kangkai Zeng, and Tiande Liao intend to resign from all offices that they held prior to the Closing and the Board of Directors intends to appoint Mr. Qizhi Wei as our Chief Executive Officer, Ms. Wenting (Tina) Xiao as our Chief Personal/Human Resources Officer, Mr. Eric Wu as our Chief Risk Officer and Mr. Weidong Xu as our Chief Operating Officer. It is contemplated that Mr. Chee Jiong Ng will remain as our Chief Financial Officer.

In connection with the proposed Acquisition and Closing, the Company prepared a description of the business of Chutian and certain risk factors related to Chutian, its business and industry and other information about Chutian and the proposed new management and directors of the Company, which are being furnished as exhibits to this Form 6-K. Subject to and upon the Closing, these risk factors and updated business and industry and other information supplements the risk factors, business and industry and other information included in the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2016 (“Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2017.

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This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

The information contained in this report (including the exhibits hereto) is furnished, not filed, and will not be incorporated by reference into any registration statements filed by the Company under the Securities Act of 1933, as amended.

Forward-Looking Statements

This report includes forward-looking statements. All statements other than statements of historical facts, including statements regarding the completion of the transaction, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and projections about future events and trends that Company believes may affect its financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially, including but not limited to, the risk of failing to satisfy closing conditions to the transaction; the risk that the transaction will not close or that closing will be delayed; the risk that the Company’s business will suffer due to uncertainty related to the transaction.

The forward-looking statements in this release reflect the Company’s expectations as of the date of the report. The Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

EXHIBIT INDEX

Exhibit No.
99.1	Risk Factor, Business and Industry and Other Information Related to China Xiniya Fashion Limited and the Proposed Transaction with True Silver Limited, as of December 11, 2017.
99.2

Audited financial statements of Hubei Chutian Microfinance Co., Ltd. as of and for the fiscal years ended December 31, 2016, 2015, and 2014. Hubei Chutian Microfinance Co., Ltd. is an 80% variable interest entity of True Silver Limited.

99.3

Unaudited pro forma combined financial information of China Xiniya Fashion Limited and its subsidiaries as of and for the nine months ended September 30, 2017 (post Divestiture and Acquisition with assumption that Closing has occurred).

99.4	Share Transfer Agreement, dated December 10, 2017, between China Xiniya Fashion Limited and Qiming Investment Limited.
99.5	Securities Purchase Agreement, dated December 10, 2017, by and among China Xiniya Fashion Limited, True Silver Limited, and Honest Plus Investments Limited.
99.6	Exclusive Cosigned Management Service Agreement, dated August 10, 2017, by Hubei Chutian Microfinance Co., Ltd. and Wuhan Chutian Investment Holding Co., Ltd.
99.7

Exclusive Purchase Option Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li).

99.8

Shareholders’ Voting Proxy Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li).

99.9

Share Pledge Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited

Date: December 11, 2017	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer

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